Howard Groedel
Partner

DIRECT	216.583.7118
DIRECT FAX	216.583.7119
EMAIL	hgroedel@ubglaw.com

November 14, 2024

VIA EDGAR AND OVERNIGHT DELIVERY

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission 100

F Street, NE

Washington, D.C. 20549

Attn: Mr. Ruairi Regan

Re:	Response to comments to RANGE IMPACT, INC. Registration Statement on Form S-1 Filed May 8, 2024 File No. 333-279203

Dear Mr. Regan: We are writing this letter to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 4, 2024 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Range Impact, Inc. (the “Company”) on May 8, 2024. For your convenience, we have repeated your comments in italics followed by the Company’s response. Simultaneously with the filing of this letter, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement to reflect changes made in response to comments set forth in the Comment Letter. All page references are to the version of the Amendment filed on the date hereof.

Please find enclosed (in the overnight delivery package) four copies of the Amendment marked to show changes from the original Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

United States Securities and Exchange Commission

November 14, 2024

Registration Statement on Form S-1:

General

1.	We note your disclosure that your Common Stock is traded on the OTC Pink Sheets tier of the OTC Markets under the symbol “RNGE” and that the selling stockholders may sell the shares (i) on the OTC Pink Sheets market or otherwise; (ii) at market prices, which may vary during the offering period, or at negotiated prices; (iii) in ordinary brokerage transactions, block transactions, or in privately negotiated transactions; or (iv) in a combination of these methods. Please note that we do not consider the OTC Pink Sheets to constitute a sufficient existing market, under Item 501(b)(3), for selling shareholders to offer their shares at market prices. Therefore, please revise here and throughout the prospectus that the offering price will be at a fixed price for the duration of the offering or revise the OTC Market system on which your shares will be quoted and on which selling shareholders may sell at market prices. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that “the existence of limited or sporadic quotations” such as the Pink Sheets “should not of itself be deemed an established public trading market.” Please revise your disclosure here and in your Plan of Distribution section accordingly.

RESPONSE:

As you may recall, in a telephone call between the Staff and the undersigned shortly after the Company’s receipt of the Comment Letter, the undersigned indicated that the Company intended to apply for listing on the OTCQB and would file an Amendment to the Registration Statement and respond to the Comment Letter at such time as that application was acted upon. Effective October 7, 2024, the Company’s shares of common stock were upgraded to and listed for trading on the OTCQB, an established public trading market. The Company has accordingly revised disclosures on the cover page of the Prospectus and in the “Plan of Distribution” section to replace any references to “OTC Pink Sheets” with “OTCQB”.

Our Business, page 4

2.	Please provide a full discussion of the general development of your business including the businesses and relationships with and among Vitality Biopharma, Inc. and Malachite Innovations, Inc. Please file as an exhibit the December 14, 2023 merger agreement between Range Impact, Inc. and Malachite Innovations, Inc.

RESPONSE:

The Prospectus has been revised in response to your comment. The Plan of Merger was originally filed as Exhibit 2.1.1 to the Company’s Form 8-K filed on December 14, 2023 and is now filed as Exhibit 2.3 to the Registration Statement, as amended.

3.	Please provide an expanded description of the Range Reclaim business including the various land reclamation, water restoration and environmental consulting services you provide, and any dependence on revenue-generating activities, key products, services or customers, including governmental customers. Also, describe clearly the Range Minerals business including the activities at the Fola mine. Refer to Item 101(h)(4) of Regulation S-K.

United States Securities and Exchange Commission

November 14, 2024

RESPONSE:

The Prospectus has been revised in response to your comment.

4.	Given your operations in the cannabinoid and mining fields among others, clearly discuss the effect of existing or probable governmental regulations on the business, including whether you have received any licenses from the DEA in connection with your cannabinoid research.

RESPONSE:

The Prospectus has been revised in response to your comment. We note that there is no discussion regarding governmental regulations or DEA licenses pertaining to the cannabinoid business because, effective September 30, 2024, the Company exited the cannabinoid drug development business in its entirety through the sale of all of the outstanding shares of Graphium Biosciences, Inc. to Placer Biosciences, Inc., as previously disclosed in the Company’s Current Report on Form 8-K filed with the Commission on October 2, 2024. A copy of the Stock Purchase Agreement is attached to the Registration Statement, as amended, as Exhibit 10.11.

5.	We note that much of the disclosure in your Form 10-K which you have incorporated by reference appears to be as of December 31, 2023. Please provide updated disclosure as required by Item 11A of Form S-1. For example, please provide updated disclosure regarding your business and provide the disclosure required by Items 401, 403 and 404 of Regulation S-K as of the most recent practicable date. It is unclear, for example, where you provided a description of your Chief Financial Officer, Patricia Missal’s experience.

RESPONSE:

The Prospectus has been revised in response to your comment.

United States Securities and Exchange Commission

November 14, 2024

Selling Stockholders, page 9

6.	We note your disclosure on page 9 regarding certain transactions with Indemnity National Insurance Company including that the Indemnity National Warrants were subsequently exchanged for 1,333,333 shares of your Common Stock pursuant to a Warrant Exchange Agreement, dated as of October 30, 2023 and that subsequently, on August 24, 2023, the Company and Indemnity National entered into a securities purchase agreement pursuant to which Indemnity National acquired 6,666,667 shares of your Common Stock at a price of $0.15 per share in consideration of $1,000,000 in cash. However, we noted you have provided no such disclosure in the description of your related party transactions. Please revise or advise us as appropriate.

RESPONSE:

The Prospectus has been revised in response to your comment.

7.	We note your disclosure on page 9 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

RESPONSE:

This confirms the Company’s understanding that the retention by a selling securityholder of an underwriter in connection with the distribution of shares covered by the Registration Statement would constitute a material change to the Plan of Distribution requiring the filing by the Company of a post-effective amendment.

Plan of Distribution, page 11

8.	We note your statement that the selling stockholders “may use any one or more of the following methods when selling securities ... any other method permitted pursuant to applicable law.” You are required to describe the plan of distribution to be used. Revise to delete the statement that the selling security holder may use “any other method permitted pursuant to applicable law.”

RESPONSE:

The Plan of Distribution section of the Prospectus has been revised in response to your comment by deleting the language “any other method permitted pursuant to applicable law.”

United States Securities and Exchange Commission

November 14, 2024

Incorporation of Certain Information by Reference, page 15

9.	It appears you are attempting to incorporate by reference the description of your securities in the Form 8-A filed on November 10, 2009. The 8-A filed on that date appears to incorporate by reference the description of your securities from another earlier filing. Disclosure must not be incorporated by reference from a second document if that second document incorporates information pertinent to such disclosure by reference to a third document. Refer to Securities Act Rule 411(e). Please revise. Also, the description of your securities from your earlier filing does not appear to include all the current material terms of the securities including the choice of forum provisions in section 7.1 of your bylaws. Please update the description of your securities accordingly.

RESPONSE:

The Prospectus, as amended, no longer incorporates by reference the description of the securities to be registered included in the Form 8-A filed on November 10, 2009. The disclosures in the “Description of Securities to be Registered” section of the Prospectus, as amended, includes all material terms of the securities to registered by the Registration Statement, including the choice of forum provisions in the new Bylaws of the Company that were adopted by the Board of Directors of the Company on November 7, 2024 (see our Response to Comment No. 10 below).

10.	We note that your forum selection provision identifies a state or federal court located in Cuyahoga County in the State of Ohio court as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE:

The Company has revised the disclosure in the Company’s Bylaw (Exhibit 3.2.3) as well as the Amendment to clarify that the forum selection provision does not apply to actions arising under the Securities Act or Exchange Act, or the rules and regulations thereunder.

United States Securities and Exchange Commission

November 14, 2024

11.	Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2023 Form 10-K. To the extent applicable, please revise your registration statement disclosures to address our comments in the Form 10-K.

RESPONSE:

We respectfully believe that the Company’s responses to the Staff’s comments on its Form 10-K for the year ended December 31, 2023 and the revised disclosures are addressed, as required, in the Amendment.

Recent Sales of Unregistered Securities, page 17

12.	For each transaction disclosed here, please revise to identify the exemption from registration claimed and to state briefly the facts relied upon to make the exemption available. Please refer to Item 701 of Regulation S-K.

RESPONSE:

Item 15 of the Registration Statement has been revised in response to your comment.

Signatures, page 19

13.	Please revise the signature section to also have Patricia Missal sign below the signature block which references this registration statement has been signed by the following persons in the capacities and on the dates indicated to confirm she is signing in her capacities as Principal Accounting Officer and Principal Financial Officer.

RESPONSE:

The signature section has been revised to include the signature of Patricia Missal in her capacities as Principal Accounting Officer and Principal Financial Officer.

United States Securities and Exchange Commission

November 14, 2024

Exhibits

14.	Given you have filed other registration statements in the past, please provide a revised legal opinion which refers specifically to this registration statement and the amount of securities being registered. Also, as this is a resale registration statement please revise the opinion to address whether the securities will be, when sold legally issued, fully paid, and non-assessable, rather than when issued as the opinion currently states.

RESPONSE:

In response to the Staff’s comment, a revised legal opinion has been attached as Exhibit 5.1.

If you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Howard Groedel

Howard Groedel

cc: Michael Cavanaugh, Chief Executive Officer, Range Impact, Inc.